March 11, 2011

Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

      Re: FEG Absolute Access TEI Fund, LLC
              File No. 811-22527

Dear Mr. Deringer:

On February 11, 2011, you filed a registration statement on Form N-2 for the FEG Absolute Access TEI Fund LLC. In a letter dated March 3, 2011, you requested that we selectively review the filing. You represented that the filing is substantially similar to the registration statement of the FEG Absolute Access Fund LLC (811-22454), which was filed on August 16, 2010 and amended on September 29, 2010. Based on your representation, we have selectively reviewed sections of the registration statement. Our comments are provided below.

Summary of Fund Expenses (Page 1)

1. Please indicate in a footnote to the fee table that the Fund's "Other Expenses" are estimated for the first fiscal year of the Fund's operations. *See* Instruction 6 to Item 3 of Form N-2.

Summary of Principal Terms — Mandatory Redemptions (Page 8)

2. This section states that the Fund may cause the Fund to redeem the Interest of a Member, among other reasons, if "it would be in the best interests of the Fund, as determined by the Board in its sole and absolute discretion, for the Fund to redeem such Interest." Please explain the legal basis for the Fund's authority to mandatorily redeem an investor's shares when the Board determines it is in the best interest of the Fund to do so.

Investment Objectives and Strategy (Page 11)

3. This section describes the types of strategies that underlying Portfolio Funds may employ. Please also describe the types of securities and investments in which the Fund and Portfolio Funds may invest.

Risk Factors — Regulatory Change (Page 21)

4. The second paragraph of this section discussed bills introduced in the U.S. Senate and House of Representatives on March 2, 2009, as the "Stop Tax Haven Abuse Act." Please provide the current status of the bill. Please consider disclosing whether any regulatory changes anticipated as the result of enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act will have any impact on operation of the Fund.

Investor Qualifications (Page 45)

5. This section provides that a prospective investor must be an "accredited investor" within the meaning of Rule 501 under the Securities Act of 1933. The standards for an accredited investor set forth in the second sentence of this section, however, are inconsistent with those set forth in Rule 501. Please revise the second sentence to be to be consistent with Rule 501.

Statement of Additional Information

Fundamental Policies (Page 1)

6. Fundamental Policy 7 provides that the Fund may not invest more than 25% of its total assets in the securities of issuers in any single industry. The final sentence of the investment policy states the Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries. In our view, although the Fund may invest in Portfolio Funds which concentrate, the Adviser and Fund may not ignore the concentration of underlying Portfolio Funds when determining whether the Fund is in compliance with its own concentration policy. For example, in our view, it would be a violation of the Fund's concentration policy for the Fund to invest all its assets in Portfolio Funds that the Fund knows concentrate in a particular industry or group of industries. Please add disclosure indicating that the Fund will consider the concentration of underlying Portfolio Funds when determining compliance with its concentration policy.

General Comments

7. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

8. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

9. Responses to this letter should be in the form of an amendment filed pursuant to the Investment Company Act. Where no change will be made in the filing in

response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

10. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, the Fund should furnish a letter acknowledging that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * * * *

If you have any questions prior to filing an amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel